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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                               inTEST Corporation
                               ------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   461147-10-1
                                   -----------
                                 (CUSIP Number)

              James Coonan - Masuda, Funai, Eifert & Mitchell, Ltd.
       One East Wacker Drive, Chicago, Illinois 60601 Tel: (312) 245-7500
       ------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 25, 2002
                               ------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 461147-10-0                                         PAGE 2 OF 4 PAGES
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1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    HAKUTO AMERICA HOLDINGS, INC.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    SC
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    ILLINOIS
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                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
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14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1.  SECURITY AND ISSUER.

The class of securities to which this statement relates is the common stock ("Common Stock") of inTEST Corporation, a Delaware corporation ("inTEST"). The address of the principal executive office of inTEST is 7 Esterbrook Lane Cherry Hill, New Jersey 08003.

On March 10, 2000, inTEST acquired Temptronic Corporation ("Temptronic"), a privately held corporation. Pursuant to a plan of merger, Temptronic became a subsidiary of inTEST, and all shares of Temptronic were converted into shares of Common Stock. The Temptronic shares owned by Hakuto America Holdings, Inc. ("Hakuto") were converted into 647,500 shares of Common Stock. Following the merger, two directors of Temptronic became directors of inTEST. One of these Temptronic directors was designated by Hakuto.

Subsequent to the acquisition of such shares, 1,189 shares of Common Stock reverted to inTEST in payment of indemnification claims pursuant to the plan of merger.

On September 25, 2002, Hakuto transferred 646,311 shares of Common Stock to Hakuto Co. Ltd., its parent company, pursuant to a distribution to its shareholder.

ITEM 2.  IDENTITY AND BACKGROUND.

Name: Hakuto America Holdings, Inc. is now named "Hakuto America Inc."

No other changes to the previously reported information.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No change.

ITEM 4.  PURPOSE OF TRANSACTION.

No change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)      None

(b)      None

(c)      None.

(d)      None.

(e)      September 25, 2002.


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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIP WITH RESPECT TO
SECURITIES OF THE ISSUER.

No change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

No change.




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 7, 2002                                    HAKUTO AMERICA INC.

                                                   /s/ James M. Coonan
                                                   ----------------------------
                                                   James M. Coonan, Esq.
                                                   Authorized Representative*







* A power of attorney previously filed with the Commission is hereby incorporated by reference.